

July 9, 2012

Via E-mail
Roger R. Hopkins
Chief Accounting Officer
National Health Investors, Inc.
222 Robert Rose Drive
Murfreesboro, TN 37129

> **Re:** **National Health Investors, Inc.**
> **Form 10-K for fiscal year ended December 31, 2011**
> **Filed February 15, 2012**
> **File No. 1-10822**

Dear Mr. Hopkins:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2011

General

1. Please advise us whether management views net operating income and/or same property net operating income as key performance indicators. We may have further comment.

2. We note you indicate you have triple net leases. In future Exchange Act periodic reports, please describe how you monitor tenant credit quality and identify any material changes in quality.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

3.   In future Exchange Act periodic reports, please compare new rents on renewed leases to prior rents.

4.   In future Exchange Act periodic reports, please disclose historical same property occupancy trends. Please also accompany this disclosure with same property average rent trends, as adjusted to reflect the impact of tenant expense reimbursements and tenant concessions, such as free rent.

5.   In future Exchange Act periodic reports, please expand your disclosure of your leasing activities, including a discussion of the volume of new or renewed leases with average rents or yields, as applicable. Include the impact of tenant improvement costs and leasing commissions. Please provide this information on a per unit, bed or square foot basis.

Funds from Operations, page 37

6.   In future Exchange Act periodic filings, please clarify whether you are providing the NAREIT definition of funds from operations.

Item 8. Financial Statements and Supplementary Data, page 41

Notes to Consolidated Financial Statements, page 47

Note 4. Mortgage Notes Receivable, page 55

7.   Given your loan and realty recoveries, please tell us and disclose in future periodic filings the allowance amount related to your mortgage notes receivables or tell us why such disclosures are not considered necessary. Refer to ASC 310-10-50-4.

Note 5. Investment In Preferred Stock, at Cost, page 56

8.   Please tell us how you determined that your investment in the preferred stock of LTC Properties, Inc. should be accounted for using the cost method. In your response, please address the disclosure within your liquidity section highlighting such investment and its convertibility into common stock having a current market value of $61,720,000 at December 31, 2011.

Signatures

9.   We note you have not revised your disclosure in response to comment 2 of our letter dated September 15, 2010. We therefore reissue our prior comment. Please confirm that you will identify your principal financial officer in future Exchange Act periodic reports. To the extent that Roger Hopkins also serves as your principal financial officer, please identify him as serving in this role. Please refer to General Instruction D(2)(a) of Form 10-K.

Exhibit 13

Schedule III – Real Estate and Accumulated Depreciation, page 6

10.   Please tell us and include disclosure in future periodic reports the aggregate cost for Federal income tax purposes. Refer to endnote 6 of Rule 12-28 of Regulation S-X.

Form 10-Q for period ended March 31, 2012

Item 1. Financial Statements, page 3

Notes to Condensed Consolidated Financial Statements, page 8

Note 2. Real Estate, page 9

Planned or Completed Dispositions of Certain Real Estate, page 54

11.   We note you sold one of six skilled nursing facilities leased to Fundamental in January 2011. Regarding the five remaining properties, please tell us how such properties continued to meet the criteria for classification as held for sale at March 31, 2012. Refer to ASC 360-10-45-9. In your response, please address your commitment to finance a portion of the purchase price, not to exceed $8 million, in determining what, if any, continuing involvement you may have; refer to ASC 360-20-40-26

Item 6. Exhibits, page 31

Exhibits 31.1 and 31.2

12.   In future periodic filings, please identify the registrant name as specified in its charter in paragraph 1. Further, please discontinue the use of modifications in future filings as certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Roger R. Hopkins
National Health Investors, Inc.
July 9, 2012
Page 4

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter, Attorney-Advisor at 202.551.3758 or Sonia Barros, Special Counsel at 202.551.3758 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief